NEWS RELEASE



                        HOLLYWOOD ENTERTAINMENT ANNOUNCES
                     SUCCESSFUL COMPLETION OF BANK AMENDMENT

                    Maturity extended until December 23, 2003

                     New amortization schedule agreed upon


PORTLAND, OREGON - June 5, 2001 - Hollywood Entertainment Corporation (Nasdaq:HLYW), owner of the Hollywood Video chain of over 1,800 video superstores, today announced the successful completion of an amendment to its revolving credit facility.

The amendment extends the maturity of the facility from September 5, 2002 to December 23, 2003. A new amortization schedule has been put in place which fits with the Company's current business plan and allows the Company significant flexibility to conduct its operations. The new amortization payment schedule, which brings the current $255.5 million commitment down to zero at maturity in 2003, is as follows:

            Third Quarter 2001            $1.5 million
            Fourth Quarter 2001           $12.5 million

            First Quarter 2002            $20.0 million
            Second Quarter 2002           $20.0 million
            Third Quarter 2002            $20.0 million
            Fourth Quarter 2002           $40.0 million

            First Quarter 2003            $25.0 million
            Second Quarter 2003           $25.0 million
            Third Quarter 2003            $25.0 million
            Fourth Quarter 2003           $66.5 million

The total consideration paid to the lenders to complete the amendment was an up-front fee of 1.5% of the current outstanding principal balance. The interest rate is set at Libor + 5.0% and will step down if certain performance targets are met. The amendment received the necessary unanimous approval by the 19 lenders in the credit facility. "We are extremely pleased with the outcome of this amendment process," commented David Martin, Chief Financial Officer. "This new amortization schedule provides the financial flexibility necessary to take advantage of the strong industry environment we see in the years ahead.
We believe that our cash flow will be more than sufficient to make appropriate investments in our business and meet this new amortization schedule. We would like to thank each member of our lending group who supported us in accomplishing this restructuring."

Hollywood Entertainment owns and operates the second largest video store chain in the United States. Hollywood Entertainment and Hollywood Video are registered trademarks of Hollywood Entertainment Corporation.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes the expectations reflected in these forward-looking statements are based upon reasonable assumptions, these expectations may not be achieved. Important factors that could cause actual results to differ materially from the Company's expectations include weather, quality and timing and availability of new releases, general economic and market conditions, decisions made by the Company's lenders, and factors disclosed in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

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INVESTOR CONTACT:	David Martin - Chief Financial Officer   503-570-5298